SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1 )*


     NUTRASTAR INCORPORATED (formerly Alliance Consumer International, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  67090B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      PATRICIA MCPEAK, 1261 HAWK'S FLIGHT COURT, EL DORADO HILLS, CA 95762
                                 (916) 933-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67090B 10 5


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PATRICIA MCPEAK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         13,999,336

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,999,336

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        14,005,100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67090B 10 5

________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock

         NutraStar Incorporated (formerly Alliance Consumer International, Inc.)


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Patricia McPeak
     (b)  1261 Hawk's Flight Court, El Dorado Hills, CA 95762
     (c)  President, Chief Executive Officer and Director of Issuer
     (d) Reporting person has not been convicted, during the past five years, in a criminal proceeding.
     (e) Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Shares were acquired in a share exchange transaction in which 17,000,000 shares of the Issuer's common stock, representing approximately 82% of the Issuer's then outstanding common stock, were issued in exchange for all of the outstanding common stock of NutraStar Technologies Incorporated.

The reporting person held a promissory note from the Issuer which was converted into the convertible Series A Preferred Stock.


________________________________________________________________________________
Item 4.  Purpose of Transaction.


The shares were acquired as part of a share exchange transaction in which the reporting person received 13,699,336 shares of the Issuer's common stock in exchange for the reporting person's ownership interest in NutraStar Technologies Incorporated.

The Board of Directors of the Issuer converted the options held by the reporting person into 28,820 options of the Issuer. 5,764 options are exercisable within 60 days of the date of this report.

The Company issued 300,000 shares of Series A preferred stock, convertible into common stock in exchange for cancellation of debt.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  14,005,100 shares, 63.3% percent
     (b)  13,999,336
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person has entered into an option agreement with Joseph D. Kowal, a vendor of the Issuer in connection with a settlement agreement between the Issuer and the vendor. The option agreement gives the optionee the option to purchase 100,000 shares of the Issuer's common stock from the reporting person for 1 year from December 13, 2001.

The reporting person entered into an Escrow Agreement under which the reporting person pledged a total of 835, 730 shares of the Issuer's common stock held by the reporting person as a personal guaranty to a settlement agreement between the Issuer and Faraday Financial, Inc. Under the terms of the Escrow Agreement, the reporting person's shares may be released from escrow in the event the Issuer fails to cause a Registration Statement (as further defined in the Personal Guaranty) to be come effective by July 2, 2002.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

The Plan and Agreement of Exchange dated November 9, 2001 was previously filed with the Securities and Exchange Commission as an Exhibit to the Issuer's Form 8-K filed on November 19, 2001 and is incorporated herein by reference and a copy of which was filed as an exhibit to the Schedule 13D filed on December 26, 2002.

The Option Agreement dated December 13, 2001 is incorporated herein by reference and a copy of which was filed as an exhibit to the Schedule 13D filed on December 26, 2002.

The Escrow Agreement dated December 13, 2001 is incorporated herein by reference and a copy of which was filed as an exhibit to the Schedule 13D filed on December 26, 2002.


________________________________________________________________________________


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 22, 2002
                                        ----------------------------------------
                                                         (Date)


                                                  S/ Patricia McPeak
                                        ----------------------------------------
                                                       (Signature)


                                                     Patricia McPeak
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).